SQM ANNOUNCES ISSUANCE OF LOCAL HYBRID BOND Santiago, Chile – D ecember 4 , 20 25 - Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM -B, SQM -A) announced today that it has completed the placement of Series S Bonds in the Chilean general securities market for a total amount of UF 10,000,000 (approximately US$430 millio n). The placement was authorized on November 25, 2025, and is part of a 35 -year bond program registered in the Securities Registry of the Commission for the Financial Market (CMF) under No. 1239. The Series S Bonds (i ) mature on February 15, 2058; (ii) will accrue, on the outstanding principal expressed in UF (unidades de fomento ), a fixed annual interest rate of 4%, starting November 15, 2025; and (iii) the effective placement rate was 3.84%, which includes a local placement spread over the Central Bank of Chile’s UF -denominated bond of equivalent term of 1.52% . Proceeds from the placement will be used for general corporate purposes and to refinance existing debt.

About SQM SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM -B, SQM -A). SQM develops and produces diverse products for several industries essential for human progress, such a s health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, and iodine markets. For further information, contact: Gerardo Illanes: gerardo.illanes@sqm.com Isabel Bendeck: isabel.bendeck@sqm.com Megan Suitor: megan.suitor@sqm.com Media contacts: Lithium Division: Ignacia Lopez / ignacia.lopez@sqm.com Iodine - Plant Nutrition Division: Carolina Guzman / carolina.guzman@sqm.com International Lithium Divicion: Diana WearingSmith / diana.wearingsmith@sqm.com